UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.        Material Change Report:  June 26, 1998







Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   X_      Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No   X_

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      September 3, 1998         By:/s/Seyed Torabian
                                        M. Seyed Torabian,
                                        Vice President/Director

September 3, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated September 3, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,


/s/Seyed Torabian
Seyed Torabian, P.Eng.
Executive Vice-President


copy:Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          June 26, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on June 26, 1998 and disseminated via Canadian Corporate News, Market News Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announced that, at its request, its common stock will no longer be traded on the Vancouver Stock Exchange, effective at the close of business June 30, 1998.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release(s) of the Issuer dated June 26 1998.


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A



Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 3rd  day of September, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                                               NEWS RELEASE

FOR RELEASE JUNE 26, 1998 AT 7:30 AM EDT
Contact:  Allen & Caron Inc                  or   Alex Tsakumis
          Damon Wright (investors)                Manager, Investor Relations
          Denise Harrison (media)                 National Healthcare
          (714) 957-8440                          Manufacturing Corporation
                                                  (800) 883-8841


              NATIONAL HEALTHCARE MANUFACTURING CORP REQUESTS
                   REMOVAL FROM VANCOUVER STOCK EXCHANGE

WINNIPEG, MANITOBA (June 26, 1998) . . .National Healthcare Manufacturing Corporation (Nasdaq: NHMCF) announced today that, at its request, its common stock will no longer be traded on the Vancouver Stock Exchange, effective at the close of business June 30, 1998. The Company's common stock is currently traded on the Vancouver Stock Exchange under the symbol NHM. The Company's common stock will continue to trade on Nasdaq under the symbol NHMCF.

     National Healthcare is being recognized as a market leader committed to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. NHMC owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a NHMC subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spoke logistics system.

On Behalf of the Board,

 /s/Seyed Torabian
Seyed M. Torabian, P.Eng.
Executive Vice President

     Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.